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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                 SuperGen, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   868-059106
                              --------------------
                                 (CUSIP Number)

                                    Sally Rau
                        Gray Cary Ware & Freidenrich LLP
                               400 Hamilton Avenue
                            Palo Alto, CA 94301-3699
                                 (650) 833-2000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 22, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

-----------------------                              --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D                PAGE 2 OF 8 PAGES
-----------------------                              --------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Tako Ventures, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                     (a)  / /
                                                                     (b)  / /
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS*

              NA
------------- -----------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              California
------------- -----------------------------------------------------------------
     NUMBER OF SHARES           7      SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                      4,017,313 (1)
         BY EACH           ---------- -----------------------------------------
        REPORTING               8      SHARED VOTING POWER
         PERSON
          WITH             ---------- -----------------------------------------
                                9      SOLE DISPOSITIVE POWER

                                       4,017,313 (1)
                            ---------- ----------------------------------------
                               10      SHARED DISPOSITIVE POWER

--------------------------- ---------- ----------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,017,313 (1)
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)
              / /
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.7%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO (Limited Liability Company)
------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-----------------------                              --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D               PAGE 3 OF 8 PAGES
-----------------------                              --------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Lawrence J. Ellison
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                     (a)  / /
                                                                     (b)  / /
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
------------- -----------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
------------- -----------------------------------------------------------------
     NUMBER OF SHARES           7       SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                       4,017,313 (1)
         BY EACH            ----------- ---------------------------------------
        REPORTING               8       SHARED VOTING POWER
          PERSON
           WITH
                            ----------- ---------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        4,017,313 (1)
                            ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER

--------------------------- ----------- ---------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,017,313 (1)
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)
              / /
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.7%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- -----------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-----------------------                              --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D                PAGE 4 OF 8 PAGES
-----------------------                              --------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cephalopod Corporation
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                     (a)  / /
                                                                     (b)  / /
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
------------- -----------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              California
------------- -----------------------------------------------------------------
     NUMBER OF SHARES           7       SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                       4,017,313 (1)
         BY EACH            ----------- ---------------------------------------
        REPORTING               8       SHARED VOTING POWER
         PERSON
          WITH
                            ----------- ---------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        4,017,313 (1)
                            ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER

--------------------------- ----------- ---------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,017,313 (1)
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)
              / /
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.7%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              CO
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-----------------------                              --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D                PAGE 5 OF 8 PAGES
-----------------------                              --------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Lawrence Investments, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                     (a)  / /
                                                                     (b)  / /
------------- -----------------------------------------------------------------
     3        SEC USE ONLY

------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS*

              BK
------------- -----------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              California
------------- -----------------------------------------------------------------
     NUMBER OF SHARES           7       SOLE VOTING POWER
       BENEFICIALLY
         OWNED BY                       4,017,313 (1)
         BY EACH            ----------- ---------------------------------------
        REPORTING               8       SHARED VOTING POWER
         PERSON
          WITH
                            ----------- ---------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        4,017,313 (1)
                            ----------- ---------------------------------------
                                10      SHARED DISPOSITIVE POWER

--------------------------- ----------- ---------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,017,313 (1)
------------- -----------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)
              / /
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              13.7%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO (Limited Liability Company)
------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

-----------------------                         --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D           PAGE 6 OF 8 PAGES
-----------------------                         --------------------------

         (1) Pursuant to a Convertible Secured Note, Option and Warrant Purchase Agreement dated as of June 17, 1997 (the "Original Purchase Agreement"), a Stock Purchase Agreement dated as of January 29, 1999 (the "Stock Purchase Agreement") and a Secured Promissory Note dated March 25, 1999 (the "Note"), Tako Ventures, LLC ("Tako") acquired 2,718,683 shares of Common Stock of SuperGen, Inc. (the "Issuer") and has the right to acquire up to 1,775,000 additional shares of the Issuer's Common Stock. In connection with the sale of common stock on March 22, 2000 by the Issuer, Tako sold 476,370 shares of its Common Stock of the Issuer pursuant to a Registration Statement on Form S-3 under the Securities Act of 1933, as amended. After taking this sale into account, the Issuer's shares have been issued or are issuable to Tako in the manner summarized below (which summary is qualified in all respects by reference to the Agreements and the exhibits thereto):

                  (i) 2,242,313 shares of the Issuer's Common Stock are owned by Tako.

                  (ii) 500,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a non-redeemable Warrant ("Warrant No. 1") which was issued to Tako by the Issuer on June 17, 1997. Subject to certain exceptions, Warrant No. 1 is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

                  (iii) 230,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $10.35 per share pursuant to a non-redeemable Warrant ("Warrant No. 2"), which was issued to Tako by the Issuer on January 29, 1999. Subject to certain exceptions, Warrant No. 2 is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

                  (iv) 545,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $13.50 per share pursuant to a non-redeemable Warrant ("Warrant No. 3"), which was issued to Tako by the Issuer on January 29, 1999. Subject to certain exceptions, Warrant No. 3 is exercisable at any time prior to 5:00 p.m. (Pacific time) on June 17, 2007.

                  (v) 500,000 shares of the Issuer's Common Stock are issuable to Tako at a price of $11.00 per share pursuant to a non-redeemable Warrant ("Warrant No. 4"), which was issued to Tako by the Issuer on March 25, 1999. Subject to certain exceptions, Warrant No. 4 is exercisable at any time prior to 5 p.m. (Pacific
                           Time) on March 25, 2004.

-----------------------                         --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D           PAGE 7 OF 8 PAGES
-----------------------                         --------------------------

         This Statement constitutes Amendment No. 4 to the Schedule 13D (the "Schedule 13D") filed jointly by: (1) Tako Ventures, LLC, a California limited liability company ("Tako"), (2) Cephalopod Corporation, a California corporation ("Cephalopod"), (3) Lawrence Investments, LLC, a California limited liability company ("Lawrence Investments"), and (4) Lawrence J. Ellison, a natural person, with respect to Common Stock, par value $.001 per share, of SuperGen, Inc., a California corporation (the "Issuer"). Only those items which are hereby reported are amended. All other items remain unchanged. All capitalized items shall have the meanings assigned to them in the Schedule 13D, as amended to date, unless otherwise indicated herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby further amended to add the following paragraph after the third paragraph thereof.

         Since the filing of Amendment No. 3 to Schedule 13D dated March 25, 1999, the Reporting Persons have sold 476,370 shares of Common Stock of the Company pursuant to a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, dated March 22, 2000.

ITEM 4.  PURPOSE OF TRANSACTION

The second paragraph of Item 4 is hereby amended to add at the end:

                  The Issuer's outstanding Common Stock decreased by 476,370 shares pursuant to a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, dated March 22, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

                  The Reporting Persons are deemed to have beneficial ownership, as defined in Rule 13d-3(a), of an aggregate of 4,017,313 shares of the Issuer's Common Stock, which would represent approximately 13.7% of the Common Stock that would be outstanding in the event of exercise in full of the Warrants. The Reporting Persons have sole voting and dispositive power over 2,242,313 shares of the Issuer's Common Stock acquired upon conversion of the Convertible Secured Note, exercise of the Option, and pursuant to the Stock Purchase Agreement. Upon exercise of the Warrants, the Reporting Persons would have sole voting and dispositive power over any shares of Common Stock acquired upon such exercise.

-----------------------                         --------------------------
CUSIP NO. 868-059106          SCHEDULE 13D           PAGE 8 OF 8 PAGES
-----------------------                         --------------------------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 16, 2000
       --------------------------

TAKO VENTURES, LLC                             CEPHALOPOD CORPORATION

                                               /s/ Philip B. Simon
                                               ---------------------------
By:   Cephalopod Corporation, Member           By:  Philip B. Simon
                                               Its:   President

      By:  /s/ Philip B. Simon
          ----------------------------
           Name:  Philip B. Simon
           Title:    President

LAWRENCE INVESTMENTS, LLC

/s/ Philip B Simon                             /s/ Lawrence J. Ellison
----------------------------                   -----------------------------
By:  Philip B. Simon                           Lawrence J. Ellison